    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 4, 1998

                                               REGISTRATION NO. 333-60425
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 3

                                      to
                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                         SCICLONE PHARMACEUTICALS, INC.
             (Exact name of registrant as specified in its charter)


          CALIFORNIA                                            94-3116852
(State or other jurisdiction of                                (IRS Employer
incorporation or organization)                               Identification No.)

                    901 MARINERS ISLAND BOULEVARD, SUITE 205
                           SAN MATEO, CALIFORNIA 94404
                                 (650) 358-3456
                   (Address, including zip code, and telephone
                         number, including area code, of
                    registrant's principal executive offices)


                                DONALD R. SELLERS
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         SCICLONE PHARMACEUTICALS, INC.
                    901 MARINERS ISLAND BOULEVARD, SUITE 205
                           SAN MATEO, CALIFORNIA 94404
                                 (650) 358-3456
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                             J. HOWARD CLOWES, ESQ.
                        Gray Cary Ware & Freidenrich LLP
                         139 Townsend Street, Suite 400
                         San Francisco, California 94107
                                 (415) 836-2500

--------------------------------------------------------------------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time as described in the Prospectus after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

         If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION DATED ___________, 1998

                                3,000,000 SHARES

                         SCICLONE PHARMACEUTICALS, INC.

                                  COMMON STOCK

         This Prospectus relates to a maximum of 3,000,000 shares (the "Shares") of common stock, no par value (the "Common Stock"), of SciClone Pharmaceuticals, Inc., a California corporation ("SciClone" or the "Company"), consisting of (i) up to 2,500,000 shares issuable from time to time, under certain circumstances, to Cheyenne LLC, a New York limited liability company (the "Selling Shareholder"), pursuant to the terms of the Structured Equity Line Flexible Financing(SM) Agreement (the "Equity Line"), dated as of June 30, 1998, between the Company and the Selling Shareholder and (ii) up to 500,000 shares of Common Stock issuable upon exercise of certain warrants issued or issuable to the Selling Shareholder pursuant to the Equity Line. See "The Company - Equity Line."

         The shares of Common Stock being registered hereby constitute 2,500,000 of the shares issuable by the Company pursuant to the Equity Line. As more fully set forth herein, the Company may issue a significantly fewer number of Shares and, in any event, may not issue more than $4.0 million of Common Stock in any of the eight three-month investment periods under the Equity Line, the first of which begins upon the effective date of this registration statement of which this Prospectus is a part. Further, the Company may register additional shares on a separate registration statement at a future date if it determines that it might sell additional shares under the Equity Line. See "The Company Equity Line."

         The Shares may be offered from time to time by the Selling Shareholder after the date of this Prospectus. The Company will receive the proceeds from the sale and issuance of the Shares, if any, to the Selling Shareholder pursuant to the Equity Line and upon exercise of the warrants but will not receive any proceeds from the sale of the Shares by the Selling Shareholder. There can be no assurance, however, that any Shares will be issued under the Equity Line or that any warrants will be exercised. See "Use of Proceeds." The Company will pay all expenses in connection with the registration and sale of the Shares, except that the Selling Shareholder will pay any commissions, discounts or other fees payable to brokers and dealers in connection with any such sale.

         The Selling Shareholder has not advised the Company of any specific plans for the distribution of the Shares other than as described herein, but it is anticipated that the Shares will be sold from time to time primarily in transactions (which may include block transactions) on The Nasdaq Stock Market at the market price prevailing at the time of sale, although sales may also be made in negotiated transactions with institutional investors or otherwise. There can be no assurances that any of the Shares will be sold. See "Plan of Distribution."


         The Selling Shareholder is an "underwriter" as defined in the Securities Act of 1933 (the "Securities Act") in connection with the sale of the Shares offered hereby. Any broker-dealers or agents that participate with the Selling Shareholder in sales of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.



         The Common Stock currently is traded on The Nasdaq National Market under the symbol "SCLN." On December 2, 1998, the last sale price of the Common Stock, as reported by The Nasdaq National Market, was $1.25 per share.



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                       ----------------------------------


                     SEE "RISK FACTORS" BEGINNING ON PAGE 4
                         FOR INFORMATION THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE PURCHASERS
                          OF THE SHARES OFFERED HEREBY.

                 NEITHER THE SECURITIES AND EXCHANGE COMMISSION
         NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED
           OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY
             OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.
                       ----------------------------------


                 The date of this Prospectus is ____________, 1998.



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                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements (if required) and other information with the Commission. The reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Common Stock is traded on The Nasdaq National Market. Reports and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006. Such reports and other information may also be inspected without charge at a Web site maintained by the Commission. The address of the site is http://www.sec.gov.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed with the Commission by the Company pursuant to the Exchange Act are incorporated herein by reference:

         1. Amended Quarterly Report on Form 10-Q/A for the period ended September 30, 1998, filed with the Commission on November 18, 1998;

         2. Quarterly Report on Form 10-Q/A for the period ended September 30, 1998, filed with the Commission on November 16, 1998;

         3. Quarterly Report on Form 10-Q for the period ended June 30, 1998, filed with the Commission on August 14, 1998;

         4.       Report on Form 8-K filed with the Commission on July 23, 1998;

         5. Quarterly Report on Form 10-Q for the period ended March 31, 1998, filed with the Commission on May 14, 1998;

         6. The definitive Proxy Statement for the Company's 1998 Annual Meeting of Shareholders filed with the Commission on April 30, 1998;

         7. Annual Report on Form 10-K for the year ended December 31, 1997, filed with the Commission on April 2, 1998;

         8. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

         Any statement contained in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement. The Company will provide without charge to each person to whom this Registration Statement is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated by reference in this Registration Statement (other than any exhibits thereto). Requests for such documents should be directed to SciClone Pharmaceuticals, Inc. at 901 Mariners Island Boulevard, Suite 205, San Mateo, California 94404 (telephone number (650) 358-3456), Attn.: Investor Relations.

         This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act and the Company has attempted to identify such statements with an asterisk ("*"). Actual results could differ materially from those projected in these forward-looking statements as a result of a variety of factors, including those set forth below and elsewhere in this Prospectus.



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                                  RISK FACTORS

         An investment in the Common Stock offered hereby involves a high degree of risk and the Common Stock should not be purchased by persons who cannot afford the loss of their entire investment. Purchasers should carefully consider the following risk factors in conjunction with the other information included and incorporated by reference in this Prospectus before purchasing or otherwise acquiring the Common Stock offered hereby.

         This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act and the Company has attempted to identify such statements with an asterisk ("*"). Actual results could differ materially from those projected in these forward-looking statements as a result of a variety of factors, including those set forth below and elsewhere in this Prospectus.

         DEPENDENCE ON ZADAXIN(R) AND CPX. The Company's principal drug development efforts are currently focused primarily on ZADAXIN and CPX. Clinical trials of ZADAXIN sponsored by the Company and/or other parties are currently in progress or planned and favorable results from such trials will be necessary to gain regulatory approval in major pharmaceutical markets. Sales of ZADAXIN commenced in 1997. While ZADAXIN has been approved for commercial sale for treatment of hepatitis B in the People's Republic of China, Kuwait, Myanmar, Peru, the Philippines and Singapore and for hepatitis C in the Philippines, no assurance can be given that ZADAXIN approvals will be obtained in additional countries or for the treatment of additional indications, such as hepatitis C or cancer, in a timely fashion or at all. The Company's launch of ZADAXIN in the People's Republic of China, the Philippines and Singapore is the first commercial introduction of ZADAXIN by the Company, and no assurance can be given that commercialization of ZADAXIN will prove successful. The Company has not yet launched ZADAXIN in Argentina, Italy, Kuwait, Myanmar or Peru and no assurance can be given that future launches of ZADAXIN will prove successful in these countries or in any additional countries. Future sales of ZADAXIN will depend on market acceptance and successful distribution. In particular, although the People's Republic of China has the highest hepatitis B prevalence rate in the world, the low average income and poorly developed distribution infrastructure present ongoing challenges to successful commercialization of ZADAXIN in that market. Because the Company currently relies on ZADAXIN as its sole source of revenue, the failure to demonstrate the drug's efficacy in future clinical trials, obtain additional marketing approvals or commercialize the drug successfully would have a material adverse effect on the Company.

          The Company may experience delays and encounter difficulties in clinical trials of CPX. In addition, there can be no assurance that any clinical trial will provide statistically significant evidence of the efficacy of CPX in treating cystic fibrosis ("CF"). A failure to demonstrate the safety and efficacy of CPX in a CF clinical trial, obtain regulatory approval of CPX for CF or successfully commercialize CPX could have a material adverse effect on the Company.

         NO HISTORY OF SIGNIFICANT REVENUES; CONTINUING OPERATING LOSSES. The Company has only recently generated revenues from the commercialization of its lead product, ZADAXIN, and there is substantial uncertainty regarding the timing and amount of any future revenues and whether such future revenues will be material. The Company cannot predict when or if marketing approvals for CPX will be obtained or additional marketing approvals for ZADAXIN will be obtained. Even if such approvals are obtained, there can be no assurance that ZADAXIN and CPX will be commercialized successfully. The Company has experienced significant operating losses since its inception and has a substantial accumulated deficit. The Company expects its operating expenses to increase over the next several years as it expands its development, clinical testing and marketing capabilities. The Company's ability to achieve a profitable level of operations is dependent in large part on successful expansion of the market for ZADAXIN in Asia, Latin America and the Middle East, obtaining additional regulatory approvals for ZADAXIN and/or future products, entering into a corporate partnering arrangement for development in the U.S. and Europe, of a combination therapy for hepatitis C including ZADAXIN plus interferon, entering into other agreements for product development and commercialization, where appropriate, and continuing to expand from development into successful marketing. There can be no assurance that the Company will ever achieve a profitable level of operations.

         FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FINANCING. Since inception, the Company has financed its operations primarily through sales of equity securities. The Company will need to obtain additional financing through sales of equity securities to support its long-term product development and commercialization


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
programs. The Company believes its existing capital resources and interest on funds available are adequate to maintain its current and planned operations at least through June 1999.* The Company is considering corporate partnering, a private placement of equity securities, the sale of equity securities under its equity line and other opportunities to increase its capital resources. However, the Company's future capital requirements will depend on many factors, including the level of ZADAXIN product sales, the availability of complementary products, technologies and businesses, the initiation of preclinical and clinical trials and testing, the timing and cost of regulatory approvals, patent costs, competing technological and market developments, the nature of existing and future collaborative relationships, and the Company's ability to establish development, sales, manufacturing and marketing arrangements. If additional funds are raised by the Company through the issuance of equity securities or securities convertible into or exercisable for equity securities, the percentage ownership of the then current shareholders of the Company will be reduced. The Company may issue a series of Preferred Stock with rights, preferences and privileges senior to those of the Company's Common Stock. There can be no assurance that such financing will be available on acceptable terms or a timely basis, if at all. The unavailability or timing of financing could prevent or delay the Company's long-term product development and commercialization programs and may require curtailment of operations of the Company. The Company has negotiated an Equity Line (defined below). Unless the Company and the investor agree otherwise, the Equity Line is not available when the Company's stock is trading at less than $1.50 per share. Further, the amount available under the line is subject to a formula and the amount available in any quarter could be minimal.

          POTENTIAL IMPAIRMENT OF NOTE RECEIVABLE FROM FORMER CHAIRMAN/CEO. On July 23, 1997, the Company loaned to Thomas E. Moore, its former Chairman/CEO, $5,944,000 in exchange for a promise to repay the loan on demand and the pledge of 1,882,500 shares of SciClone Common Stock owned by Mr. Moore. Because the market value of this underlying collateral is currently below the face value of the note, there is the potential that if this value is viewed as more than temporary, the book value of the note would have to be written down through a non-cash charge to operations to the underlying value of the collateral. As of September 30, 1998, the underlying value of the collateral was approximately $3,407,000, resulting in a potential impairment of approximately $2,537,000. Under all circumstances, including any potential impairment, Mr. Moore is obligated to repay the entire balance of the loan plus accrued interest. The Company is monitoring this matter and will review it thoroughly as of the fiscal year-end and may be required to make such an adjustment for the quarter ended December 31, 1998.

          DILUTION; SHARES ELIGIBLE FOR FUTURE SALE. Pursuant to the Equity Line (defined below), the Company, subject to certain limitations, may issue to the Selling Shareholder up to $4.0 million of Common Stock during each Investment Period (defined below)(or $32 million in the aggregate) at a price equal to 97% of the lowest reported sale price during the four days immediately preceding the date on which the notice of purchase is delivered by the Selling Shareholder to the Company. Issuances, if any, of Common Stock pursuant to the Equity Line would have a dilutive effect on existing holders of Common Stock. In connection with the Equity Line, the Company also issued to the Selling Shareholder the Warrant (defined below) to purchase 200,000 shares of Common Stock at $5.53 per share and may issue the Additional Warrants (defined below) to purchase up to an additional 300,000 shares of Common Stock at a price equal to 150% of the weighted average purchase price of the Common Stock purchased during the year with respect to which the Additional Warrant is issued. The Company also agreed to issue to the Selling Shareholder, at the end of the term of the Equity Line, a final Warrant (the "Final Warrant") to purchase a number of shares of Common Stock equal to 300,000 minus the number of shares of Common Stock subject to Additional Warrants, if any. The Final Warrant, if issued, will have a term ending on the same date as the end of the five year term of the Warrant, and an exercise price per share equal to the lesser of the exercise price per share of the Warrant or 150% of the closing sale price of the Common Stock on the trading day immediately prior to the last day of the term of the Equity Line. See "The Company - Equity Line." The resale by the Selling Shareholder of the Common Stock that it acquires could depress the market price of the Common Stock. Moreover, as all the shares to be issued pursuant to the Equity Line as well as the shares issuable upon exercise of the Warrant and the Additional Warrants and/or Final Warrant will be available for immediate resale, the prospects of such sales could further adversely affect the market price for the Common Stock. In April 1998, the Company issued shares of Series C Preferred Stock (the "Series C Shares") in a private placement with proceeds of $4,000,000 (before deducting offering expenses). Under certain conditions, each Series C Share may convert into substantially more than one share of the Company's Common Stock. If such events were to occur, the conversion of the Series C Shares would have a dilutive effect on the common shareholders. At recent market prices, each Series C Share converts into approximately five shares of Common Stock. The holders of Series C Shares have recently converted approximately 66% of their Series C Shares.

          DEPENDENCE ON THIRD PARTIES. The Company's strategy contemplates that it will enter into various collaborative arrangements with other entities. To date, the Company has acquired rights to ZADAXIN, CPX and certain other drugs but is only actively pursuing clinical development of ZADAXIN and CPX. Failure to license or otherwise acquire rights to additional drugs would result in a shortage of products for development. In addition, the Company has licensed exclusive rights to develop and market ZADAXIN in Japan to Schering-Plough K.K. the Japanese subsidiary of Schering-Plough Corporation. Schering-Plough K.K. has a substantial commitment to alpha interferon, which is an approved therapy for hepatitis B and hepatitis C in Japan. There can be no assurance that the relationship will prove successful or that the Company will be able to negotiate additional arrangements in the future, including a corporate partnering arrangement for development in the U.S. and Europe of a combination therapy for hepatitis C including ZADAXIN plus interferon. The amount and timing of resources that collaborators devote to their activities with the Company will not be within the control of the Company and may be affected by financial difficulties or other factors affecting these third parties. There can be no assurance that such parties will perform their obligations as expected. Moreover, the Company's ability to obtain regulatory approval in one country may be delayed or adversely affected by the timing of regulatory activities and approvals in one or more other countries, particularly if the Company does not participate in the regulatory approval process in such other countries.

          FOREIGN SALES AND OPERATIONS. The Company's financial condition in the near term will be highly dependent on ZADAXIN sales in foreign jurisdictions, where sales and operations are subject to inherent risks, including difficulties and delays in obtaining pricing approvals and reimbursement, unexpected changes in regulatory requirements, tariffs and other barriers, political instability, difficulties in staffing and managing foreign operations, longer payment cycles, greater difficulty in accounts receivable collection, currency fluctuations and potential adverse tax consequences. Certain foreign countries regulate pricing of pharmaceuticals and such


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

regulation may result in prices significantly below those that would prevail in a free market. The majority of the Company's current sales are to customers in the People's Republic of China.

         PATENTS AND PROPRIETARY RIGHTS. The U.S. and most European composition of matter patents for thymosin alpha 1 have expired. The Company will in the future have only limited composition of matter patents for thymosin alpha 1 and this could adversely affect the Company's proprietary rights. However, the Company owns or has exclusive licenses for use and/or process patents or patent applications in the U.S., Europe, Japan and other jurisdictions for thymosin alpha 1, and for CPX in the U.S. and will seek to protect such products from competition through such patent protection and through other means. The Company's success is significantly dependent on its ability to obtain patent protection for its products and technologies and to preserve its trade secrets and operate without infringing on the proprietary rights of third parties. No assurance can be given that the Company's pending patent applications will result in the issuance of patents or that any patents will provide competitive advantages or will not be invalidated or circumvented by its competitors. Moreover, no assurance can be given that patents are not issued to, or patent applications have not been filed by, other companies which would have an adverse effect on the Company's ability to use, manufacture or market its products or maintain its competitive position with respect to its products. Numerous patents and patent applications relating to thymosin alpha 1 are held under exclusive license and the breach by the Company of the terms of such license could result in the loss of the Company's rights to such patents and patent applications. Other companies obtaining patents claiming products or processes useful to the Company may bring infringement actions against the Company and such litigation is typically costly and time-consuming. As a result, the Company may be required to obtain licenses from others or not be able to use, manufacture or market its products. Such licenses may not be available on commercially reasonable terms, if at all.

         The patent positions of biotechnology firms generally are highly uncertain and involve complex legal and factual questions. No consistent policy has emerged regarding the validity and scope of claims in biotechnology patents, and courts have issued varying interpretations in the recent past, and legal standards concerning validity, scope and interpretations of claims in biotechnology patents may continue to evolve. Even issued patents may later be modified or revoked by the U.S. Patent and Trademark Office, the European Patent Office or the courts in proceedings instituted by third parties. Moreover, the issuance of a patent in one country does not assure the issuance of a patent with similar claims in another country and claim interpretation and infringement laws vary among countries, so the extent of any patent protection is uncertain and may vary in different countries.

         Pharmaceuticals are not patentable in certain countries in SciClone's ZADAXIN territory, or have only recently become patentable, and enforcement of intellectual property rights in many countries in such territory has been limited or non-existent. Future enforcement of patents and proprietary rights in many countries in SciClone's ZADAXIN territory can be expected to be problematic or unpredictable. There can be no assurance that any patents issued or licensed to the Company will provide it with competitive advantages or will not be challenged by others. No assurance can be given that holders of patents licensed to the Company will file, prosecute, extend or maintain their patents in countries where the Company has rights. Furthermore, there can be no assurance that others will not independently develop similar products or will not design around patents issued or licensed to the Company.

         GOVERNMENT REGULATION AND PRODUCT APPROVALS. The research, preclinical and clinical development, manufacturing, marketing and sales of pharmaceuticals, including ZADAXIN, CPX and the Company's other drug candidates, are subject to extensive regulation by governmental authorities. Products developed by the Company cannot be marketed commercially in any jurisdiction in which they have not been approved. The process of obtaining regulatory approvals is lengthy and requires the expenditure of substantial resources. In some countries where the Company contemplates marketing ZADAXIN, the regulatory approval process for drugs not previously approved in countries that have established clinical trial review procedures is uncertain and this uncertainty may result in delays in granting regulatory approvals. The Company is currently sponsoring clinical trials and pursuing regulatory approvals of ZADAXIN in a number of countries and is currently sponsoring clinical trials of CPX in the U.S., but there can be no assurance that the Company will be


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

able to complete such trials, that such trials, if completed, will fulfill regulatory approval criteria or that the Company will ultimately obtain approvals in such countries. Adverse results in the Company's development programs also could result in the placement of restrictions on the use of ZADAXIN and, if approved, CPX. The marketing approval for ZADAXIN in Singapore requires a patient surveillance program to continue study of the drug's safety and efficacy. Adverse results in such program could result in the placement of restrictions on the use of ZADAXIN or revocation of the approval in Singapore. Failure to comply with the applicable U.S. or foreign regulatory requirements can, among other things, result in Warning Letters, fines, suspensions of regulatory approvals, product recalls or seizures, operating restrictions, injunctions and criminal prosecutions. Further, additional government regulation may be established or imposed which could prevent or delay regulatory approval of ZADAXIN, CPX or any future products of the Company.

         MANUFACTURING. The Company has entered into contract manufacturing and supply agreements to source ZADAXIN and CPX. The Company has experienced delays of supply of ZADAXIN bulk drug in the past and could do so again in the future. To be successful, the Company's products must be manufactured in commercial quantities in compliance with regulatory requirements and at an acceptable cost. While the Company believes it has and will be able in the future to establish manufacturing relationships with experienced suppliers capable of meeting the Company's needs, there can be no assurance that the Company will establish long term manufacturing relationships with suppliers or that these suppliers will prove satisfactory. The Company currently has vialing and packaging supply agreements in effect and has a sufficient supply of finished ZADAXIN for the near term. The Company has recently changed and upgraded its manufacturing source of finished ZADAXIN for its international markets, excluding Japan. In certain countries, this change may require additional regulatory approvals. If regulatory approvals of such manufacturing change, if required, are not obtained in a timely fashion, new ZADAXIN marketing approvals may be delayed or sales may be interrupted until the manufacturing change is approved. Production interruptions, if they occur, could significantly delay clinical development of potential products, reduce third party or clinical researcher interest and support of proposed clinical trials. Such interruptions could also delay commercialization of the Company's products and impair their competitive position, which would have a material adverse effect on the business and financial condition of the Company.

         MARKETING AND SALES. The Company has established distribution arrangements with local pharmaceutical distribution companies covering countries in Asia, Latin America and the Middle East. However, no assurance can be given that any such distribution arrangements will remain in place or prove successful.

         TECHNOLOGICAL CHANGE AND COMPETITION. Rapid technological development may result in the Company's products becoming obsolete before they are marketed or before the Company recovers a significant portion of the related development and commercialization expenses. Competition in the pharmaceutical field is intense and the Company expects that competition will increase. The Company's competitors include major pharmaceutical companies, biotechnology firms and universities and other research institutions, both in the U.S. and abroad, that are actively engaged in research and development of products in the therapeutic areas being pursued by the Company. Many of these companies and institutions have substantially greater financial, technical, manufacturing, marketing and human resource capabilities than the Company and extensive experience in undertaking clinical testing and obtaining regulatory approvals necessary to market drugs. Principal competitive factors in the pharmaceutical field include efficacy, safety, price and therapeutic regimen. Where comparable products are marketed by other companies price is also a competitive factor.

         UNCERTAINTY OF THIRD PARTY REIMBURSEMENT; RESOURCES OF PATIENT POPULATIONS. The Company's ability to successfully commercialize its products may depend in part on the extent to which reimbursement for the cost of such products will be available from government health administration authorities, private health insurers and other organizations. Significant uncertainty exists as to the reimbursement status of new therapeutic products and there can be no assurance that third party reimbursement will be available for therapeutic products the Company might develop. In many of the foreign countries in which the Company intends to operate, reimbursement of ZADAXIN under government or private health insurance programs will not be available. In the U.S., health care reform is an area of increasing national attention and a priority of many governmental officials. Certain reform proposals, if adopted, could impose limitations on the prices the Company will be able to charge in the U.S. for its products or the amount of reimbursement for the Company's products from governmental agencies or third party payors. In many countries where the Company has marketing rights for ZADAXIN, government resources and per capita income levels may be so low that the Company's products will be prohibitively expensive for a large percentage of the population. In such countries, there can be no assurance that the Company will be successful in marketing its products on economically favorable terms, if at all.

         DEPENDENCE ON QUALIFIED PERSONNEL AND KEY INDIVIDUALS. Because of the specialized scientific and international nature of the Company's business, the Company is highly dependent upon its ability to continue to attract and retain qualified management, scientific and technical personnel. There is intense competition for qualified personnel in the areas of the Company's activities, and there can be no assurance that the Company will be able to continue to attract and retain the qualified personnel necessary for the development of its business. In addition, many key responsibilities within the Company have been assigned to a relatively small number of individuals. Loss of the services of any of these individuals unless they were promptly replaced could be significantly detrimental to the Company's development. The Company does not maintain key person life insurance on the lives of any of its key personnel.

         PRODUCT LIABILITY; ABSENCE OF INSURANCE. The Company's business will expose it to potential product liability risks which are inherent in the testing, manufacturing, marketing and sale of pharmaceutical products, and there can be no assurance that product liability claims will not be asserted against the Company. Product liability insurance for the pharmaceutical industry generally is expensive to the extent that it is available at all. The Company has product liability insurance coverage for clinical trials and commercial sales. However, there can be no assurance that a product liability claim would not adversely affect the business or financial condition of the Company.

         PREFERRED STOCK. The Company's Board of Directors has the authority to issue additional series of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, without any further vote or action by the Company's shareholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company.


                                   THE COMPANY

         This Prospectus is accompanied by a copy of the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and the Quarterly Report on Form 10-Q for the most recent fiscal quarter after the year ended December 31, 1997.

GENERAL

         SciClone Pharmaceuticals, Inc. ("SciClone" or the "Company") is a global biopharmaceutical company that acquires, develops, and commercializes specialist-oriented drugs for treating chronic and life-threatening diseases such as hepatitis B, hepatitis C, cancer, immune system disorders and cystic fibrosis. SciClone has two drugs in clinical development, ZADAXIN(R) thymosin alpha 1 and CPX, and has other drug candidates in preclinical development.

         ZADAXIN thymosin alpha 1, an immunomodulator (i.e., a drug that boosts the immune system), is the Company's lead drug, targeting hepatitis B, hepatitis

C, cancer, viral vaccine enhancement and certain immune system disorders. ZADAXIN is approved and marketed in the People's Republic of China, the Philippines and Singapore for treatment of hepatitis B, one of the most common chronic infectious diseases in the world. In 1998, ZADAXIN was approved in Kuwait, Myanmar and Peru for treatment of hepatitis B, in the Phillippines for treatment of hepatitis C in combination with alpha-interferon and in Argentina for use as an influenza vaccine adjuvant. ZADAXIN is also approved in Italy for use as an influenza vaccine adjuvant. ZADAXIN has now been approved in each of the three primary regions SciClone has targeted for hepatitis B sales -- Asia, Latin America and the Middle East. The Company has filed for approval to market ZADAXIN in additional countries in Asia, Latin America and the Middle East. SciClone has worldwide marketing, development and manufacturing rights to ZADAXIN, except in Japan, where the Company's rights have been sublicensed to Schering-Plough K.K., the Japanese subsidiary of Schering-Plough Corporation, a leading marketer of viral hepatitis therapies worldwide.

         The Company is pursuing a corporate partnering agreement for development in the U.S. and Europe of a combination therapy for hepatitis C including ZADAXIN plus interferon.* Hepatitis C is a worldwide epidemic affecting over 170 million people including over ten million people in the U.S., Europe and Japan, the world's largest pharmaceutical markets. Clinical data demonstrate that the combination of ZADAXIN plus interferon could be a significant therapeutic advance in the fight against hepatitis C. Interferon, the only established first-line therapy to treat hepatitis C, leads to a sustained response in only 5% to 20% of patients and causes unpleasant side effects.

         In Japan, the world's leading market for viral hepatitis therapies, the Company has licensed exclusive development and marketing rights to ZADAXIN to Schering-Plough K.K. In the second quarter of 1998, Schering-Plough K.K. started a 300-patient phase 3 ZADAXIN hepatitis B trial in Japan. Schering-Plough K.K. also is developing ZADAXIN in a phase 2 hepatitis C study.

         In Italy, a ZADAXIN market application for treatment of non small-cell lung cancer is pending.

         CPX is SciClone's second drug in clinical development. CPX is an orally administered protein-repair therapy initially developed by and licensed by SciClone from the U.S. National Institutes of Health ("NIH") as a potential treatment for cystic fibrosis ("CF"). SciClone acquired an exclusive license to CPX from the NIH. CF is caused by mutations in the gene that encodes the cystic fibrosis transmembrane conductance regulator ("CFTR") protein. More than 70% of CF patients have the delta F508 genetic mutation. In October 1997, Harvey Pollard, M.D., Ph.D, of the Uniformed Services University of the Health Sciences and formerly of the NIH, presented breakthrough new preclinical data demonstrating that CPX corrects the two key protein defects causing CF in patients with the F508 mutation - impaired chloride ion transport and abnormal CFTR protein trafficking. These preclinical data indicate that CPX is the only drug in clinical development with the potential to correct the two key protein defects in most CF patients. The Company has obtained orphan drug designation for CPX from the United States Food and Drug Administration ("FDA"). In 1997, the FDA awarded the Company a $100,000 research grant for phase 1 development of CPX. The Company completed phase 1 development of CPX in CF patients in April 1998. In October 1998, the FDA awarded SciClone a $200,000 research grant for
phase 2 development of CPX. The Company started phase 2 development in   CF
patients in the    third quarter of 1998.

EQUITY LINE

         The Company and the Selling Shareholder entered into the Structured Equity Line Flexible Financing(SM) Agreement (the "Equity Line"), dated as of June 30, 1998 and a related Registration Rights Agreement (the "Registration Rights Agreement"), dated as of June 30, 1998 whereby the Company agreed to file under the Securities Act a registration statement (the "Registration Statement") covering resales from time to time, by the Selling Shareholder of shares of Common Stock. This Prospectus is a part of the Registration Statement. Pursuant to the terms of the Equity Line, subject to the satisfaction of certain conditions, the Company may require the Selling Shareholder to purchase shares of Common Stock over a period of 24 months from the effective date of the Registration Statement, for an aggregate purchase price of up to $32 million. The Company may terminate the Equity Line at any time without further obligation to the Selling Shareholder and the Selling Shareholder may terminate the Equity Line without further obligation to the Company if and only if any change in law makes it impracticable or impossible for the Selling Stockholder to fulfill its obligations under the Equity Line. Under the terms of the Equity Line, during each three month period (each, an "Investment Period") following the effective date of the Registration Statement, the Company at its sole option and discretion, subject to the satisfaction of certain conditions, can require the Selling Shareholder to purchase shares of Common Stock for an aggregate purchase price of up to $4.0 million. Ten (10) days prior to the beginning of each Investment Period, the Company is required to notify the Selling Shareholder of the minimum purchase price per share to be paid for shares of Common Stock required to be purchased by the Selling Shareholder, if any, during such Investment Period, provided that the Company may reset such minimum price to a value within fifteen percent (15%) of such minimum price up to three times during any Investment Period. The purchase price per share to be paid by the Selling Shareholder for the shares of Common Stock acquired under the Equity Line will equal 97% of the lowest sales price of the Common Stock during the four trading days immediately preceding the notice of purchase by the Selling Shareholder.

         The Selling Shareholder's obligation to purchase shares of Common Stock under the Equity Line is subject to various conditions, including, among other things: (i) effectiveness of the Registration Statement under the Securities Act; (ii) the price of the Common Stock being equal to at least the price the Company sets from time to time as the minimum purchase price; (iii) continued trading of the Common Stock on the Nasdaq National Market; and (iv) the percentage of the Common Stock beneficially owned by the Selling Shareholder and its affiliates being not more than 4.9% of the Company's then outstanding Common Stock. In addition, the Selling Shareholder is not required to purchase, in any Investment Period, an amount in excess of 10% (in the first Investment Period, with such percentage reduced by 1% in each succeeding Investment Period until such percentage reaches 6% at which time it will be fixed at 6%) of the product of (i) the daily average value of open market trading of the Common Stock and
(ii) the number of trading days in the Investment Period during either the current or immediately preceding Investment Period.

         In connection with the Equity Line, the Selling Shareholder received a five-year warrant (the "Warrant") to purchase 200,000 shares of the Common Stock at an exercise price equal to $5.53 per share. In addition, the Company has agreed to issue to the Selling Shareholder, at the end of each calendar year an additional Warrant (each, an "Additional Warrant" and collectively, the "Additional Warrants") to purchase Common Stock in an amount equal to 5,000 shares for each $500,000 of Common Stock purchased by the Selling Shareholder during such year, with an exercise price equal to 150% of the weighted average purchase price of the Common Stock purchased by the Selling Shareholder during such year, provided that the number of shares issuable upon exercise of all the Additional Warrants will not exceed 300,000. The Additional Warrants, if any, have a term ending on the same date as the end of the five-year term of the Warrant. The Company also agreed to issue to the Selling Shareholder, at the end of the term of the Equity Line, a final Warrant (the "Final Warrant") to purchase a number of shares of Common Stock equal to 300,000 minus the number of shares of Common Stock subject to Additional Warrants, if any. The Final Warrant, if issued, will have a term ending on the same date as the end of the five year term of the Warrant, and an exercise price per share equal to the lesser of the exercise price per share of the Warrant or 150% of the closing sale price of the Common Stock on the trading day immediately prior to the last day of the term of the Equity Line. The Company also agreed to reimburse the Selling Shareholder for its legal fees and expenses incurred in connection with entering into the Equity Line up to a maximum of $50,000, and for its costs and expenses incurred in connection with the performance of its obligations under the Equity Line up to a maximum of $25,000 initially and $5,000 quarterly thereafter.

         Under the Equity Line and the related Registration Rights Agreement, the Company agreed to file and maintain the effectiveness of (subject to certain penalties for non-compliance which may be waived by the Selling Shareholder) a registration statement under the Securities Act, of which this Prospectus is a part, for the resale from time to time by the Selling Shareholder of the shares of the Common Stock to be issued under the Equity Line and upon exercise of the Warrant and the Additional Warrants.


OTHER INFORMATION

         The Company was incorporated in California in 1990. Its principal executive offices are located at 901 Mariners Island Boulevard, Suite 205, San Mateo, California 94404, and its telephone number is (650) 358-3456. The Company's international operating subsidiary, SciClone Pharmaceuticals International Ltd. ("SciClone International"), is incorporated in the Cayman Islands and headquartered in Hong Kong. The Company also has office locations in Singapore, Taiwan and Japan.

                                 USE OF PROCEEDS

         The Company will receive proceeds from the original issuance of the Shares, if any, to the Selling Shareholder under the Equity Line and may receive proceeds from the exercise of the Warrant and the Additional Warrants and/or Final Warrant but will not receive any of the proceeds from resales by the Selling Shareholder of the Shares offered by this Prospectus. The Company could receive, before expenses, up to $32 million under the Equity Line and up to $1,106,000 upon exercise of the Warrant. In addition, the Selling Shareholder may receive Additional Warrants and/or a Final Warrant to purchase up to an aggregate of 300,000 shares of Common Stock. The amount of gross proceeds received will depend on the exercise price of the Additional Warrants, which is specified in the Equity Line as 150% of the weighted average purchase price of the Common Stock purchased during the year with respect to which an Additional Warrant is issued. The amount of gross proceeds received will also depend on the exercise price of the Final Warrant, if issued, which is specified in the Equity Line as equal to the lesser of the exercise price per share of the Warrant or 150% of the closing sale price of the Common Stock on the trading day immediately prior to the last day of the term of the Equity Line. The actual amount of proceeds, if any, from the Equity Line, the Warrant and the Additional Warrants and/or Final Warrant will depend upon the market price of the Common Stock, whether the Selling Shareholder elects to exercise the Warrant and the Additional Warrants and/or Final Warrant and whether the Company elects to require the Selling Shareholder to purchase Common Stock under the terms of the Equity Line. However, there can be no assurance that the Company will issue any Shares under the Equity Line or receive any proceeds from the Equity Line and, under the terms of the Equity Line, it is possible that no Shares will be issued to or resold by the Selling Shareholder under this Prospectus. For a description of the terms of the Equity Line, the Warrant and the Additional Warrants and/or Final Warrant, see "The Company - Equity Line."

         The Company expects that any net proceeds from issuances of Common Stock to the Selling Shareholder pursuant to the Equity Line, or exercise of the Warrant and the Additional Warrants and/or Final Warrant will be used for general corporate purposes, including research and development, marketing, sales, and clinical and regulatory activities.


                               SELLING SHAREHOLDER


         The Selling Shareholder, Cheyenne, LLC, has not had a material relationship with the Company within the past three years, other than as a result of entering into the Equity Line and related agreements. See "The Company
- Equity Line." Jeffrey E. Devers is the sole managing member of Cheyenne, LLC. However, one of the Selling Shareholder's members, The Palladin Group, L.P., is or was an investment advisor for several entities which purchased an aggregate of $4.0 million of the Company's Series C preferred stock on April 1, 1998. The Palladin Group, L.P. also may act as a broker on behalf of the Selling Shareholder in connection with this offering.


         As of the date hereof, the Selling Shareholder does not own any shares of the Common Stock, other than the Shares which it has the right to acquire upon exercise of the Warrant and is offering hereby up to 3,000,000 of the shares of Common Stock it may acquire pursuant to the Equity Line and the Warrant and the Additional Warrants and/or Final Warrant.


                              PLAN OF DISTRIBUTION

         The Selling Shareholder may, from time to time, sell all or a portion of the Shares on the NNM (or such other exchange on which the Common Stock may from time to time be trading), in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The Shares may be sold by the Selling Shareholder by one or more of the following methods, without limitation: (a) block trades in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus, (c) an exchange distribution in accordance with the rules of such exchange, (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers, (e) privately negotiated transactions, (f) short sales and (g) a combination of any such methods of sale. In effecting sales, brokers and dealers engaged by the Selling Shareholder may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the Selling Shareholder (or, if any such broker-dealer acts as agent for the purchaser of such Shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the Selling Shareholder to sell a specified number of such Shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a Selling Shareholder, to purchase as principal any unsold Shares at the price required to fulfill the broker-dealer commitment to the Selling Shareholder. Broker-dealers who acquire Shares as principal may thereafter resell such Shares from time to time in transactions (which may involve block transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such Shares commissions as described above. The Selling Shareholder may also sell the Shares in accordance with Rule 144 under the Securities Act, rather than pursuant to this Prospectus.


         The Selling Shareholder is an "underwriter" as defined in the Securities Act of 1933 (the "Securities Act") in connection with the sale of the Shares offered hereby. Any broker-dealers or agents that participate with the Selling Shareholder in sales of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.


         From time to time the Selling Shareholder may engage in short sales, short sales against the box, puts and calls and other transactions in securities of the Company or derivatives thereof, and may sell and deliver the Shares in connection therewith or in settlement of securities loans. If the Selling Shareholder engages in such transactions, the Conversion Price may be affected. Pursuant to the Equity Line, the Selling Shareholder may not make any sales with the intention of reducing the price of the Common Stock. From time to time the Selling Shareholder may pledge its Shares pursuant to the margin provisions of its customer agreements with its brokers. Upon a default by the Selling Shareholder, the broker may offer and sell the pledged Shares from time to time.

         The Selling Shareholders and any other persons participating in the sale or distribution of the Shares will be subject to provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, to the extent applicable, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Shareholder or any other such person. The foregoing may affect the marketability of the Shares. The Selling Shareholder also will comply with the applicable prospectus delivery requirements under the Securities Act in connection with the sale or distribution of the Shares hereunder.

         The Company is required to pay certain fees and expenses incident to the registration of the Shares.

         The Company has agreed to indemnify in certain circumstances the Selling Shareholder against certain liabilities, including liabilities under the Securities Act. The Selling Shareholder has agreed to indemnify in certain circumstances the Company against certain liabilities, including liabilities under the Securities Act.

         The Company has agreed to use its best efforts to keep the Registration Statement, of which this Prospectus constitutes a part, effective until the Shares may be or have been sold pursuant to Rule 144(k) of the Securities Act.


                                  LEGAL MATTERS

         Certain legal matters with respect to the validity of the Common Stock offered hereby have been passed upon for the Company by Gray Cary Ware & Freidenrich LLP.


                                     EXPERTS

         The consolidated financial statements and schedule of the Company appearing in its Annual Report (Form 10-K) for the year ended December 31, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

================================================================================

NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                                TABLE OF CONTENTS

                                                                             PAGE
                                                                             ----

Available Information....................................................      3
Incorporation of Certain Documents By
    Reference............................................................      3
Risk Factors ............................................................      4
The Company .............................................................      8
Use of Proceeds .........................................................     11
Selling Shareholder......................................................     11
Plan of Distribution.....................................................     11
Legal Matters ...........................................................     12
Experts .................................................................     12


                                3,000,000 SHARES



                         SCICLONE PHARMACEUTICALS, INC.



                                  COMMON STOCK








                                   PROSPECTUS












                               ____________, 1998








================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the costs and expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates except the Securities and Exchange Commission registration fees and Nasdaq filing fee.

                                                                        To be Paid
                                                                          By The
                                                                        Registrant
                                                                        ----------
SEC Registration Fee ..................................                  $ 2,544
Nasdaq filing fee .....................................                  $17,500
Accounting fees and expenses ..........................                  $ 7,000
Legal fees and expenses ...............................                  $15,000
Miscellaneous expenses ................................                  $ 2,956

         Total ........................................                  $45,000
                                                                         =======


-------------------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         As permitted by Section 204 of the California Corporations Code (the "CCC"), the Registrant's Articles of Incorporation provide that each person who is or was or who had agreed to become a director or officer of the Registrant or who had agreed at the request of the Registrant's Board of Directors or an officer of the Registrant to serve as an employee or agent of the Registrant or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified by the Registrant to the full extent permitted by the CCC or any other applicable laws. Such Articles of Incorporation also provide that no amendment or repeal of such Articles shall apply to or have any effect on the right to indemnification permitted or authorized thereunder for or with respect to claims asserted before or after such amendment or repeal arising from acts or omissions occurring in whole or in part before the effective date of such amendment or repeal.

         The Registrant's Bylaws provide that the Registrant shall indemnify to the full extent authorized by law any person made or threatened to be made a party to an action or a proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate was or is a director, officer or employee of the Registrant or any predecessor of the Registrant or serves or served any other enterprise as a director, officer or employee at the request of the Registrant or an predecessor of the Registrant. The Registrant's Bylaws also provide that the Registrant may enter into one or more agreements with any person which provides for indemnification greater or different than that provided in such Articles of Incorporation.

         The Registrant has entered into indemnification agreements with its directors and certain of its officers.

         The Registrant intends to purchase and maintain insurance on behalf of any person who is a director or officer against any loss arising from any claim asserted against him and incurred by him in any such capacity, subject to certain exclusions.

         See also the undertakings set out in response to Item 17 herein.

ITEM 16.  EXHIBITS.

         The following exhibits are filed with this Registration Statement:

      EXHIBIT NO.                 DESCRIPTION OF EXHIBIT
      ----------- --------------------------------------------------------------

          5.1**   Opinion of Gray Cary Ware & Freidenrich LLP.

         10.1* Structured Equity Line Flexible Financing(SM) Agreement by and between the Company and Cheyenne LLC dated as of June 30, 1998.

         10.2* Warrant to purchase up to 200,000 shares of Common Stock of the Company issued to Cheyenne LLC dated as of June 30, 1998.

         10.3* Registration Rights Agreement by and between the Company and Cheyenne LLC dated as of June 30, 1998.

         23.1     Consent of Ernst & Young LLP, independent auditors.

         23.2**   Consent of Gray Cary Ware & Freidenrich LLP (included in
                  Exhibit 5.1).

         24.1**   Power of Attorney (included in the Signature Page contained in
                  Part II of the Registration Statement).

 * Incorporated by reference from the Company's Report on Form 8-K filed with the Commission on July 23, 1998.

**       Previously filed.

ITEM 17.  UNDERTAKINGS.

         A. The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) To include any prospectus required by section
10(a)(3) of the Securities Act of 1933 (the "Securities Act");

                           (ii) To reflect in the prospectus any facts or events
arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                           (iii) To include any material information with
respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         B. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         C. The undersigned Registrant hereby undertakes that:

                  (1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

                  (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 3 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Mateo, State of California on December 3, 1998.


                                        SCICLONE PHARMACEUTICALS, INC.



                                        By: /s/ Donald R. Sellers
                                           -------------------------------------
                                           Donald R. Sellers
                                           President and Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



      SIGNATURE                                              TITLE                                 DATE
      ---------                                              -----                                 ----
 /s/ Donald R. Sellers
--------------------------------------
Donald R. Sellers                             President, Chief Executive Officer and            December 3, 1998
                                              Director (Principal Executive Officer)

--------------------------------------
Jere E. Goyan, Ph.D.*                         Chairman of the Board and Director                December 3, 1998


--------------------------------------
Diane Lee*                                    Director, Corporate Finance and Administration    December 3, 1998
                                              (Principal Financial and Accounting Officer)

--------------------------------------
John D. Baxter, M.D.*                         Director                                          December 3, 1998


--------------------------------------
Edwin C. Cadman, M.D.*                        Director                                          December 3, 1998


--------------------------------------
Rolf H. Henel*                                Director                                          December 3, 1998


*By:  /s/ Donald R. Sellers
      --------------------------------
      Donald R. Sellers,                                                                        December 3, 1998
      Attorney-in-fact



                               INDEX TO EXHIBITS

      EXHIBIT NO.                 DESCRIPTION OF EXHIBIT
      ----------- --------------------------------------------------------------

          5.1**   Opinion of Gray Cary Ware & Freidenrich LLP.

         10.1* Structured Equity Line Flexible Financing(SM) Agreement by and between the Company and Cheyenne LLC dated as of June 30, 1998.

         10.2* Warrant to purchase up to 200,000 shares of Common Stock of the Company issued to Cheyenne LLC dated as of June 30, 1998.

         10.3* Registration Rights Agreement by and between the Company and Cheyenne LLC dated as of June 30, 1998.

         23.1     Consent of Ernst & Young LLP, independent auditors.

         23.2**   Consent of Gray Cary Ware & Freidenrich LLP (included in
                  Exhibit 5.1).

         24.1**   Power of Attorney (included in the Signature Page contained in
                  Part II of the Registration Statement).

 * Incorporated by reference from the Company's Report on Form 8-K filed with the Commission on July 23, 1998.

**       Previously filed.